SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

FORM 11-K

_________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                to

Commission file number: 1-12744

MARTIN MARIETTA

SAVINGS and INVESTMENT PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

MARTIN MARIETTA MATERIALS, INC.

2710 Wycliff Road

Raleigh, North Carolina 27607

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and supplemental schedule Martin Marietta Savings and Investment Plan As of December 31, 2015 and 2014 and For the Year Ended December 31, 2015

Martin Marietta Savings and Investment Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014 and For the Year Ended December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Martin Marietta Materials, Inc. Benefit Plan Committee

Martin Marietta Savings and Investment Plan

Raleigh, NC

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Savings and Investment Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina

June 23, 2016

Martin Marietta Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
		As Adjusted
	2015	2014
	(In Thousands)
Assets
Investments at fair value:
Common and collective funds	$242,996	$248,017
Mutual funds	108,754	119,264
Martin Marietta Materials, Inc. Common Stock Fund	58,034	50,032
	409,784	417,313
Receivables:
Employee contributions	670	403
Martin Marietta Materials, Inc. contributions	293	146
Notes receivable from participants	14,534	13,757
	15,497	14,306
Net assets available for benefits	$425,281	$431,619

See accompanying notes to the financial statements.

Martin Marietta Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

(in thousands)

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$12,137
Interest and dividend income	1,737
13,874

Interest on notes receivable from participants	594
Contributions:
Employees	27,374
Martin Marietta Materials, Inc.	12,306
Rollovers	3,488
43,168
Total additions	57,636

Deductions from net assets attributed to:
Benefits paid to participants	63,297
Administrative expenses	677
Total deductions	63,974
Net change	(6,338)
Net assets available for benefits:
Beginning of year	431,619
End of year	$425,281

See accompanying notes to the financial statements.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements

1.	Accounting Policies

Basis of Accounting

The financial statements of the Martin Marietta Savings and Investment Plan (the “Plan”) are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts, changes therein and related disclosures.  Accordingly, actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value, as defined under GAAP, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recognized on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payments of Benefits

Benefits are recorded upon distribution. Therefore, no liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

1.	Accounting Policies (continued)

New Accounting Standard

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).  The ASU removes certain disclosures and the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient provided by Topic 820, Fair Value Measurement.  The ASU is effective for fiscal years beginning after December 15, 2016, with early adoption permitted.  The ASU should be applied retrospectively to all periods presented.  Management has elected to adopt this guidance for the year ended December 31, 2015.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and to provide certain disclosures. Contract value is now the only required measure for fully benefit-responsive investment contracts.  Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.  Part II also simplifies disclosures of the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks for disclosure purposes.  Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  Parts I and III are not applicable to the Plan.  The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.  Part II is to be applied retrospectively to all periods presented.  Management has elected to adopt Part II for the year ended December 31, 2015.

The statement of net assets available for benefits as of December 31, 2014 has been adjusted to reflect retrospective application of the new accounting standards. There was no effect to total net assets available for benefits as previously reported.

Subsequent Events

The Plan has evaluated subsequent events through the date of filing this Form 11-K.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

2.	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan providing eligible employees of Martin Marietta Materials, Inc. (the “Corporation”) and hourly employees covered under certain collectively bargained agreements an opportunity to participate in an individual savings and investment program providing tax deferred savings.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Wells Fargo Bank, N.A. (“Wells Fargo”) serves as the Plan’s trustee and recordkeeper.

Contributions

Employees are eligible to enroll in the Plan as soon as administratively possible upon hire. Participants may elect to contribute basic contributions of 1% to 6% of base salary (as defined in the Plan document and subject to applicable Internal Revenue Code (“Code”) limitations on allowable compensation). Certain participants may also elect to make additional supplemental contributions, which are not considered for purposes of computing the Corporation’s match. A participant’s before-tax combined basic and supplemental contributions may not exceed the lesser of 25% of that participant’s base pay or $53,000 for 2015.  Participants age 50 or older may make additional before-tax contributions that are not subject to the 25% Plan limit.

Effective January 1, 2015, the Plan adopted a Qualified Automatic Contribution Arrangement (“QACA”) safe harbor provided by the Code.  As a result, contributions are deemed proportionate and are not limited for highly compensated employees.  If contributions of highly compensated employees are disproportionate to the contributions of other employees, the Corporation would have to limit contributions of highly compensated employees in the given plan year.

Unless an affirmative election as defined by the Plan is made, employees are automatically enrolled in the Plan and deemed to have elected to contribute 3% of base pay.  The 3% contribution increases by 1% on the second January 1 after automatic enrollment begins and every January 1 thereafter until the before-tax contribution reaches 7% of base pay.  Participants may make an affirmative election at any time to contribute a different amount.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

2.	Description of the Plan (continued)

Contributions (continued)

Contributions are automatically invested in a target date fund that is closest to the date the participant attains age 65, unless otherwise designated by the participant.  The target date funds seek to provide investors with an appropriate level of risk and return by investing in a mix of stocks, bonds and cash.  The allocation is adjusted to become more conservative (investing more in bonds and cash) as the target date approaches and the participant begins to use the funds on or around the target date.  At target date, some exposure to equities is retained to continue to provide investment returns during retirement.

The Plan provides the option of making after-tax contributions up to 17% of base pay to the Plan, in addition to, or in lieu of, before-tax contributions. However, the combined amount of after-tax and before-tax contributions cannot exceed a total of 25% of base pay, subject to certain restrictions for highly compensated employees.

The Plan also provides the option for Roth 401(k) contributions.  Under this option, a participant pays the federal and state income taxes on the amount contributed at the time of contribution.  Any earnings on Roth 401(k) contributions are not taxed as long as the participant’s distribution is a qualified distribution.  A participant’s Roth 401(k) contributions are subject to the same limits as regular before-tax basic and supplemental contributions.  Additionally, the combined amount of before-tax, after-tax and Roth 401(k) contributions cannot exceed a total of 25% of base pay, subject to certain restrictions for highly compensated employees.

The Corporation matches the participants’ annual basic contributions (the first 6% of base pay) as soon as administratively possible upon hire.  The Corporation also matches eligible participants’ Roth 401(k) and after-tax contributions if the participants contribute less than 6% on a before-tax basis.  The amount of the Corporation’s match is equal to 100% for the first percent of basic contributions and 50% of the next 5% of the basic contributions. The match is credited to participant accounts each pay period. Certain participants are not eligible for the Corporation’s contributions, as defined by the Plan.

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax, after-tax, Roth 401(k) and matching contributions.  In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options daily. The Plan also allows for spot transfers in which a specific dollar amount may be transferred from one investment option to another.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

2.	Description of the Plan (continued)

Investment Options

Participants direct the investment of their accounts into the following investment options offered by the Plan: BlackRock LifePath® Portfolios; Wells Fargo Stable Return Fund N; Wells Fargo Core Bond CIT N, Class I; Wells Fargo/BlackRock S&P 500 Index CIT N; Vanguard International Growth Fund, Admiral Shares; Harbor Capital Appreciation Fund; Natixis Loomis Sayles Value Fund Y and Vanguard Explorer Fund, Admiral Shares.  As of December 30, 2015, contributions and allocations to the Martin Marietta Materials, Inc. Common Stock Fund (“MMMI Fund”) were no longer an option.

Participant Accounts

Each participant’s account is credited with the participant’s and Corporation’s contributions and allocations of earnings.  The participant’s account is charged with benefit payments, transaction fees related to notes receivable from participants and distributions, and an allocation of losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in the value of their accounts plus actual earnings thereon, including Corporation contributions.

Notes Receivable from Participants

The Plan provides for certain participants to borrow from their own investment accounts. All loans must meet specific terms and conditions of the Plan and are subject to applicable regulations of the Code. The minimum loan amount is $1,000. The maximum loan is the lesser of 50% of the total account balance or $50,000 minus the highest outstanding loan balance from the past 12 months. Personal loans are available to participants in terms of up to 5 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a fixed rate, established upon loan request, which is equal to the Wells Fargo prime rate plus 1%. All loans are due in full immediately upon termination of employment. In addition, the Plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the Code. Participants who are still working at the age of 59½ may qualify for special withdrawal rights and privileges as defined in the Plan.  At December 31, 2015, interest rates on participant loans outstanding ranged from 3.25% to 10.5%.  Principal and interest is paid ratably through payroll deductions.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

2.	Description of the Plan (continued)

Payment of Benefits

Upon separation from the Corporation due to death, disability, termination or retirement, participants may receive the full current value of their contributions and the Corporation’s contributions in either a lump-sum payment or various installment options as provided by the Plan.  Amounts contributed on a before-tax basis may be withdrawn, without penalty, only upon demonstration of financial hardship, disability, or after the participants reach age 59½ years.  Participants eligible to receive a distribution from the Plan may elect a lump-sum payment or annual, semi-annual, quarterly or monthly installments over a period elected by the participants (subject to the Code’s required minimum distribution rules).  The accounts of participants who receive installment payments remain invested in the funds indicated by the participant.

Plan Termination

Although the Corporation expects to continue the Plan indefinitely, the Board of Directors of the Corporation may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant's account.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

3.	Fair Value Measurements

Fair value, as defined under GAAP, is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date.
•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
o	Quoted prices for similar assets or liabilities in active markets
o	Quoted prices for identical or similar assets or liabilities in inactive markets
o	Inputs other than quoted prices that are observable for the asset or liability
o	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2015 and 2014.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

3.	Fair Value Measurements (continued)

Mutual funds

Mutual funds are publicly traded investments, and are valued daily at the closing price reported on the active market in which the securities are traded.

Collective trust fund

These funds are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Participant transactions (purchases and sales) may occur daily. The common collective trust fund is not required to be classified within a level on the fair value hierarchy.

Stable value collective trust fund

The Plan invests in a stable value collective trust fund for which quoted prices are not available in active markets for identical instruments. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.  The stable value collective trust fund is not required to be classified within a level on the fair value hierarchy.

Common stock fund

The common stock fund is comprised of the company stock plus a cash equivalent component.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.  Participant transactions, limited to sales only, may occur daily. The common stock fund is not required to be classified within a level on the fair value hierarchy.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

3.	Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of these assets could result in a different fair value measurement at the reporting date.

The Plan did not have any significant transfers between Levels 1 and 2 during the years ended December 31, 2015 and 2014.  The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2015
	Level 1	Total
	(In Thousands)
Mutual funds	$108,754	$108,754
Investments measured at net asset value (a)		301,030
Total		$409,784

	2014
	Level 1	Total
	(In Thousands)
Mutual funds	$119,264	$119,264
Investments measured at net asset value (a)		298,049
Total		$417,313
(a)

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

3.	Fair Value Measurements (continued)

The following table sets forth a summary of the Plan’s investment funds with a reported estimated fair value using net asset value per share at December 31:

	Fair Value
	2015	2014	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	(In Thousands)
Wells Fargo Stable Return Fund N	$64,015	$71,224	None	Immediate	90-day wait to transfer to competing fund	12 months
Wells Fargo/BlackRock S&P 500 Index CIT N	51,019	52,373	None	Immediate	None	None
Wells Fargo Core Bond CIT N, Class I	14,378	16,272	None	Immediate	None	None
BlackRock LifePath® Portfolios	113,584	108,148	None	Immediate	None	None
Common and collective funds	242,996	248,017
Martin Marietta Materials, Inc. Common Stock Fund (a)	58,034	50,032	None	Immediate	None	None
	$301,030	$298,049

(a)	Seeks to invest in shares of the Corporation’s common stock and cash equivalent reserves. Growth comes through dividends and appreciation in the Corporation’s stock value. See also Note 5.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

4.	Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated June 27, 2014, that the Plan and related trust are designed in accordance with the applicable sections of the Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Exempt Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and common and collective funds managed by Wells Fargo.  Wells Fargo is the trustee, as defined by the Plan document, and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid to the trustee by the Plan for administrative services were $561,000 for the year ended December 31, 2015.

The MMMI Fund is managed by the Corporation’s Benefit Plan Committee.  The MMMI Fund invests in shares of the Corporation’s common stock and in cash equivalent reserves for liquidity purposes.  As the MMMI Fund holds approximately 96% to 98% common stock shares, its return closely mirrors the return on the underlying stock.  The MMMI Fund utilizes unitized accounting, which allows the MMMI Fund to operate like a mutual fund in that it holds a combination of two investments that are priced each day and totaled to give the MMMI Fund a single unit value. The MMMI Fund’s net asset value differs from the Corporation’s publicly-reported stock price.  Participants’ accounts hold equivalent shares of the Corporation’s common stock.

At December 31, 2015 and 2014, the Plan held, at the participants’ discretion, 411,000 shares and 440,000 shares, respectively, of the Corporation’s common stock. At December 31, 2015 and 2014, the MMMI Fund had a historical cost basis of $41,019,000 and $43,087,000, respectively.  During the year ended December 31, 2015, the Plan recognized dividend income of $666,000 related to these shares.

As of December 30, 2015, contributions and allocations to the MMMI Fund were no longer an option.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

6.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Martin Marietta Savings and Investment Plan
EIN: 56-1848578 Plan Number: 006
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2015

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor, or	Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value
				(in thousands)
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund N		$64,015
*	Wells Fargo Bank, N.A.	Wells Fargo/BlackRock S&P 500 Index CIT N		51,019
*	Martin Marietta Materials, Inc.	Common Stock Fund		58,034
	Harbor Funds	Harbor Capital Appreciation Fund		35,498
	Loomis Sayles	Natixis Loomis Sayles Value Fund Y		30,681
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2020 M		24,980
	The Vanguard Group	Vanguard International Growth Fund, Admiral Shares		21,870
	The Vanguard Group	Vanguard Explorer Fund, Admiral Shares		20,705
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2025 M		20,549
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2030 M		16,849
*	Wells Fargo Bank, N.A.	Wells Fargo Core Bond CIT N, Class I		14,378
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2035 M		14,260
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index Retirement M		9,953
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2040 M		8,908
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2045 M		8,246
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2050 M		7,546
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2055 M		2,138
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2060 M		155
*	Participant loans**	Interest rates ranging from 3.25% to 10.5%, maturing through December 2030		14,534
				$424,318

	Note: Cost information has not been included in column (d) because all investments are participant directed.
	* Indicates party-in-interest to the Plan.
	** The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTIN MARIETTA SAVINGS and INVESTMENT PLAN

By: Martin Marietta Materials, Inc.
Plan Administrator

By: Benefit Plan Committee

By: /s/ Anne H. Lloyd
Anne H. Lloyd

Date:  June 23, 2016

EXHIBIT INDEX

Exhibit No.	Document
23.01	Consent of Dixon Hughes Goodman LLP